UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number 001-40376

Waterdrop Inc.

(Translation of registrant’s name into English)

Block C, Wangjing Science and Technology Park

No. 2 Lize Zhonger Road, Chaoyang District, Beijing

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

Certain Management Change

Mr. Zetao Zhu tendered his resignation to the board of directors of the Company as the general manager of crowdfunding and pharmatech business, effective April 5, 2024, for family reasons without involving any disagreement with the Company with regard to its business, finance, accounting or any other affairs. The Company is grateful to Mr. Zhu for his valuable contributions to the Company and wishes Mr. Zhu all the best in his future endeavors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Waterdrop Inc.

	By:	/s/ Guang Yang
	Name:	Guang Yang
	Title:	Director and Vice President of Finance

Date: April 5, 2024